

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 18, 2012

<u>Via E-mail</u>

Michael Larsen
Vice President and Chief Financial Officer
Gardner Denver, Inc.
1500 Liberty Ridge Drive
Suite 3000
Wayne, PA 19087

   Re: **Gardner Denver, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 27, 2012
      File No. 1-13215

Dear Mr. Larsen:

   We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

  1. We note that the websites of these of your brands/subsidiaries include distributor contact information for Iran, Syria, Sudan or Cuba: Gardner Denver Schopfeim (Iran), Emco Wheaton (Iran, Syria, Sudan and Cuba), Elmo Rietschle (Syria), Reavell (Iran, Syria and Sudan), and CompAir (Syria and Sudan). We also note that Iran's Pishro Sanaot Farayand states on its website that it is the exclusive agent of Thomas Company and Rietschle Thomas Company. It includes these companies' logos on its website and lists their products it distributes.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about contacts with Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by the governments of those countries.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

3. We note that Emco Wheaton's website provides distributor contact information for each of the above-referenced countries for its "Overwing Refueling Nozzles-Military Specification." Please tell us whether any of the products, components or technology you provide into these countries are dual use or otherwise have military applications or uses. If so, tell us whether, to the best of your knowledge, understanding and belief, any have been put to military use by the referenced countries and describe any such use of which you are aware.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance